082-00913

# Sainsbury's

RECEIVED
2010 OCT 15 A 11:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Sainsbury's Supermarkets Ltd
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
Fax 020 7695 7610
www.sainsburys.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20546
USA



5 October 2010

SUPPL

Dear Sir

Please find enclosed copies of announcements made to the London Stock Exchange on 16 September and on 1 October 2010.

Yours faithfully,



**Philip Davies**
Assistant Company Secretary



16 September 2010

J Sainsbury plc



Purchase of ordinary shares of 28 $^4/_7$ pence in J Sainsbury plc ('Shares' and the 'Company', respectively) by Directors of the Company and Persons Discharging Managerial Responsibility (PDMRs) under the Sainsbury's Share Purchase Plan ('SSPP').

The Company was notified on 16 September 2010 that the following Directors and other Persons Discharging Managerial Responsibility for the Company acquired Shares under the SSPP on 16 September 2010 held through HSDL Nominees Limited – SIP (the 'Trustee'):

| Director | Number of Partnership shares purchased at 377.90 pence per share | Total holding following notification |
|---|---|---|
| Justin King | 30 | 1,442,727 |
| Darren Shapland | 31 | 916,794 |
| | | |
| Person Discharging Managerial Responsibility | | |
| Helen Buck | 30 | 165,802 |
| Gwyn Burr | 30 | 223,210 |
| Tim Fallowfield | 31 | 345,220 |
| Neil Sachdev | 30 | 41,395 |

The SSPP operates as follows

- Each month the Trustee uses participants' contributions (which may not exceed £115 per participant per four weekly period) to purchase Shares in the market. These shares are called 'Partnership Shares'.

1 October 2010

**J Sainsbury plc - Voting rights and capital**

In accordance with the Disclosure and Transparency Rules (the 'Rules'), we would like to notify the market of the following:

J Sainsbury plc's capital as at 30 September 2010 consists of 1,865, 712,873 ordinary shares of 28 $^{4}/_{7}$ pence with voting rights. J Sainsbury plc does not hold any shares in Treasury.

Therefore, the total number of voting rights in J Sainsbury plc is 1,865,712,873.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, J Sainsbury plc under the Rules.

For further information please contact
Hazel Jarvis +44 (0) 20 7695 6378
END